June 3, 2025

Verender Badial
Chief Financial Officer
Zura Bio Limited
1489 W. Warm Springs Rd. #110
Henderson, NV 89014

       Re: Zura Bio Limited
           Form 10-K for the fiscal year ended December 31, 2024
           Filed March 25, 2025
           File No. 001-40598
Dear Verender Badial:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences